Exhibit 21.1

Subsidiaries of the Registrant

The following sets forth the Registrant’s subsidiaries as of March 31, 2016:

Country	Subsidiary
Singapore	Violin Memory Singapore Pte. Ltd.

Japan	Violin Memory K.K.

England and Wales	Violin Memory Europe Ltd.

United States	Violin Memory Federal Systems, Inc.

China	Violin Memory Data Storage System Company, Ltd.

Russia	Violin Memory Rus Limited Liability Company